# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD REAL ESTATE INCOME TRUST INC., CIK 0001713407
CUSIP: 000000000
Title of class of securities: Class I, Class S, Class D and Class T common stock, par value $0.01 per share; Class C and Class E common stock, no par value per share
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Date of event which requires filing of this statement: 12/23/2025
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,495,855; sole dispositive power 0; shared dispositive power 30,495,855; aggregate amount beneficially owned 30,495,855 (32.78% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD HOLDINGS CANADA INC.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,897,862; sole dispositive power 0; shared dispositive power 29,897,862; aggregate amount beneficially owned 29,897,862 (32.14% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD CORPORATE TREASURY LTD.: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,897,862; sole dispositive power 0; shared dispositive power 29,897,862; aggregate amount beneficially owned 29,897,862 (32.14% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD OAKTREE HOLDINGS CANADA INC.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,897,862; sole dispositive power 0; shared dispositive power 29,897,862; aggregate amount beneficially owned 29,897,862 (32.14% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD OAKTREE HOLDINGS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,897,862; sole dispositive power 0; shared dispositive power 29,897,862; aggregate amount beneficially owned 29,897,862 (32.14% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- OCG NTR HOLDINGS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,897,862; sole dispositive power 0; shared dispositive power 29,897,862; aggregate amount beneficially owned 29,897,862 (32.14% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- OCG NTR HOLDINGS SUB LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,897,862; sole dispositive power 0; shared dispositive power 29,897,862; aggregate amount beneficially owned 29,897,862 (32.14% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BUSI II GP-C LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,897,862; sole dispositive power 0; shared dispositive power 29,897,862; aggregate amount beneficially owned 29,897,862 (32.14% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BUSI II-C L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,897,862; sole dispositive power 0; shared dispositive power 29,897,862; aggregate amount beneficially owned 29,897,862 (32.14% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- OAKTREE CAPITAL GROUP HOLDINGS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,897,862; sole dispositive power 0; shared dispositive power 29,897,862; aggregate amount beneficially owned 29,897,862 (32.14% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD ASSET MANAGEMENT LTD.: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 597,993; sole dispositive power 0; shared dispositive power 597,993; aggregate amount beneficially owned 597,993 (0.64% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD ASSET MANAGEMENT ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 597,993; sole dispositive power 0; shared dispositive power 597,993; aggregate amount beneficially owned 597,993 (0.64% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD US HOLDINGS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 597,993; sole dispositive power 0; shared dispositive power 597,993; aggregate amount beneficially owned 597,993 (0.64% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD US INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 597,993; sole dispositive power 0; shared dispositive power 597,993; aggregate amount beneficially owned 597,993 (0.64% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD PROPERTY MASTER HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 525,242; sole dispositive power 0; shared dispositive power 525,242; aggregate amount beneficially owned 525,242 (0.56% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD PROPERTY GROUP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 525,242; sole dispositive power 0; shared dispositive power 525,242; aggregate amount beneficially owned 525,242 (0.56% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 72,751; sole dispositive power 0; shared dispositive power 72,751; aggregate amount beneficially owned 72,751 (0.08% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BIM CAPITAL LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 72,751; sole dispositive power 0; shared dispositive power 72,751; aggregate amount beneficially owned 72,751 (0.08% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.
- BROOKFIELD REIT ADVISER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 525,242; sole dispositive power 0; shared dispositive power 525,242; aggregate amount beneficially owned 525,242 (0.56% of the class)
  Comment: Percentage based upon 93,030,160 outstanding shares of the Issuer's common stock as of December 23, 2025, based on information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class I, Class S, Class D and Class T common stock, par value $0.01 per share; Class C and Class E common stock, no par value per share
Name of issuer: BROOKFIELD REAL ESTATE INCOME TRUST INC.
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Comment:
EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D initially filed on December 2, 2025 (the "Schedule 13D") by Brookfield Corporation, Brookfield Holdings Canada Inc., Brookfield Corporate Treasury Ltd., Brookfield Oaktree Holdings Canada Inc., Brookfield Oaktree Holdings, LLC, OCG NTR Holdings, LLC, BUSI II GP-C LLC, BUSI II-C L.P., Oaktree Capital Group Holdings GP, LLC, Brookfield Asset Management Ltd., Brookfield Asset Management ULC, Brookfield US Holdings Inc., Brookfield US Inc., Brookfield Property Master Holdings LLC, Brookfield Property Group LLC, Brookfield Public Securities Group Holdings LLC, BIM Capital LLC and Brookfield REIT Adviser LLC. The purpose of filing this Amendment No. I is to add OCG NTR Holdings Sub LLC, a newly formed entity, as a reporting person. This serves as an original filing for OCG NTR Holdings Sub LLC and an amendment for all other reporting persons. Unless otherwise amended or supplemented by this Amendment No. 1, the information in the original filing remains in effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

This Schedule 13D and Amendment No. 1 relate to Class I common stock, par value $0.01 per share, Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, Class T common stock, par value $0.01 per share, Class C common stock, no par value per share, and Class E common stock, no par value per share (the "Shares") of Brookfield Real Estate Income Trust Inc., a Maryland corporation (the "Issuer"), having its principal executive offices at 250 Vesey Street, 15th Floor, New York, New York 10281.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):
(i) Brookfield Corporation ("BCORP"), an Ontario corporation;
(ii) Brookfield Holdings Canada Inc. ("BHC"), an Ontario corporation;
(iii) Brookfield Corporate Treasury Ltd. ("BCT"), an Ontario corporation;
(iv) Brookfield Oaktree Holdings Canada Inc. ("BOHC"), an Ontario corporation;
(v) Brookfield Oaktree Holdings, LLC ("OCG LLC"), a Delaware limited liability company;
(vi) OCG NTR Holdings, LLC ("OCG NTR"), a Delaware limited liability company;
(vii) OCG NTR Holdings Sub LLC ("OCG NTR Sub"), a Delaware limited liability company;
(viii) BUSI II GP-C LLC ("BUSI II GP-C"), a Delaware limited liability company;
(ix) BUSI II-C L.P. ("BUSI II-C"), a Delaware limited liability company;
(x) Oaktree Capital Group Holdings GP, LLC ("OCGH GP"), a Delaware limited liability company;
(xi) Brookfield Asset Management Ltd. ("BAM"), an Ontario corporation;
(xii) Brookfield Asset Management ULC ("BAM-ULC"), a British Columbia unlimited liability company;
(xiii) Brookfield US Holdings Inc. ("BUSHI"), an Ontario corporation;
(xiv) Brookfield US Inc. ("BUSI"), a Delaware corporation;
(xv) Brookfield Property Master Holdings LLC ("BPM Holdings"), a Delaware limited liability company;
(xvi) Brookfield Property Group LLC ("BPG"), a Delaware limited liability company;
(xvii) Brookfield Public Securities Group Holdings LLC ("PSG Holdings"), a Delaware limited liability company;
(xviii) BIM Capital LLC ("BIM"), a Delaware limited liability company; and
(xix) Brookfield REIT Adviser LLC (the "Adviser"), a Delaware limited liability company.

Schedule I hereto, with respect to BCORP; Schedule II hereto, with respect to BHC; Schedule III hereto, with respect to BCT; Schedule IV hereto, with respect to BOHC; Schedule V hereto, with respect to BAM; Schedule VI hereto, with respect to BUSHI; and Schedule VII hereto, with respect to BUSI; set forth a list of all the directors and executive officers or persons holding equivalent positions (the "Scheduled Persons") of each such Reporting Persons and their respective principal occupation, address and citizenship.
Residence or business address:
The principal business address of each of BCORP, BHC, BCT, BOHC, BAM, BAM-ULC, and BUSHI is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, Canada M5J 2T3.

The principal business address of each of OCG NTR, OCG NTR Sub, BUSI II GP-C, BUSI II-C, BUSI, BPM Holdings, BPG, PSG Holdings, BIM and the Adviser is 250 Vesey Street, 15th Floor, New York, New York 10281.
Present principal occupation or employment: The principal business of BCORP is to deploy capital, allocated across three businesses of asset management, wealth solutions and operating businesses, on a value basis and compounding capital over the long term, and serving as a holder of common shares of BHC, an ownership interest in BAM and special tracking preferred shares and Class B senior preferred shares of BUSHI. The principal business of BHC is performing the functions of, and serving as, the sole shareholder of BCT. The principal business of BCT is performing the functions of, and serving as, sole holder of common shares of BOHC and acting in similar capacities for other entities affiliated with BCORP. The principal business of BOHC is performing the functions of, and serving as, a holder of Class A units of OCG LLC, and acting in similar capacities for other entities affiliated with BCORP. The principal business of OCG LLC is performing the functions of, and serving as, the holding company and controlling entity of the general partners of certain investment funds and separately managed accounts. The principal business of OCG NTR is performing the functions of, and serving as, the sole member of OCG NTR Sub. The principal business of OCG NTR Sub is performing the functions of, and serving as, the managing member of BUSI II GP-C and a limited partner of BUSI II-C. The principal business of BUSI II GP-C is performing the functions of, and serving as, the general partner of BUSI II-C. The principal business of BUSI II-C is performing the functions of, and serving as, an equity holder of the Issuer. The principal business of OCGH GP is performing the functions of, and serving as, the indirect owner of the class B units of OCG LLC, in its capacity as such.
Criminal convictions in the last five years:
The principal business of BAM is performing the functions of, and serving as, a leading global alternative asset manager with over $1 trillion of assets under management across infrastructure, renewable power and transition, private equity, real estate, and credit, and is serving as a holder of common shares of BAM-ULC, and acting in similar capacities for other entities. The principal business of BAM-ULC is performing the functions of, and serving as, the holder of Class B common shares of BUSHI. The principal business of BUSHI is performing the functions of, and serving as, the holder of Class A common shares and Class C preferred shares of BUSI. The principal business of BUSI is performing the functions of, and serving as, the managing member of each of PSG Holdings and BPM Holdings, and acting in similar capacities for other entities affiliated with BAM. The principal business of BPM Holdings is performing the functions of, and serving as, the sole member of BPG. The principal business of BPG is performing the functions of, and serving as, the managing member of the Adviser, and acting in similar capacities for other entities affiliated with BAM. The principal business of PSG Holdings is performing the functions of, and serving as, the managing member of BIM, and acting in similar capacities for other entities affiliated with BAM. The principal business of BIM is to serve as an intermediary vehicle to hold cash and securities for various funds that comprise the Public Securities Group of BAM. The principal business of the Adviser is performing the functions of, and serving as, the external adviser of the Issuer.
During the last five years, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d) above.
Citizenship: Schedules I through VII hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

BUSI II-C acquired the 29,897,862 Shares it directly holds as follows: (i) 26,862,938 Class I Shares issued upon the redemption of Class I-1 units ("OP Units") of Brookfield REIT Operating Partnership L.P. (the "Operating Partnership"), (ii) 2,353,305 Class E Shares issued upon the redemption of Class E OP Units, and (iii) 173,008 Class I Shares and 508,611 Class E Shares received upon the reinvestment of distributions pursuant to the Issuer's distribution reinvestment plan (the "DRIP").

BIM acquired the 72,751 Shares it directly holds as follows: (i) paying $716,701 in cash, funded from cash on hand, for 54,430 Class E Shares, and (ii) 18,321 Class E Shares received upon the reinvestment of distributions pursuant to the DRIP.

The Adviser acquired the 525,242 Shares it directly holds as follows: (i) 497,292 Class I Shares received as payment of management fees under the terms of the Advisory Agreement (as defined below) (including 102,536 Shares to be paid for the month ended November 30, 2025), and (ii) 27,950 Class I Shares received upon the reinvestment of distributions pursuant to the DRIP.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows: The Shares reported herein held by BUSI II-C, BIM and the Adviser were acquired as described in Items 3 and 6 of this Schedule 13D. Each holds such Shares for investment purposes, subject to the following.

On November 24, 2025, the Issuer issued 26,862,938 Class I Shares and 2,353,305 Class E Shares to BUSI II-C in exchange for the redemption of 26,862,938 Class I-1 OP Units and 2,353,305 Class E OP Units, respectively, pursuant to that certain Redemption Agreement, dated November 24, 2025, by and among BUSI II-C, the Issuer, Brookfield REIT OP GP LLC, and the Operating Partnership (the "Redemption Agreement"). This description of the Redemption Agreement is not intended to be complete and is qualified in its entirety by reference to the Redemption Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

The Adviser is the Issuer's external adviser and is responsible for implementing the Issuer's investment strategy, which includes making investment decisions in constructing the Issuer's portfolio and providing related portfolio management services, in accordance with the Issuer's investment guidelines, policies, objectives and limitations, subject to oversight by the Issuer's board of directors. The Adviser is an affiliate of BAM. All of the Issuer's officers and directors, other than the Issuer's independent directors, are employees of BAM. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Repurchase and Distribution Agreement

Subject to the terms of the Brookfield Share/OP Unit Repurchase Arrangement, by and among the Company, the Operating Partnership and BAM (the "Repurchase Arrangement") as discussed in Item 6 below, the Reporting Persons may seek to sell or otherwise dispose of some or all of their Shares (which may include, but is not limited to, selling some or all of such Shares to the Issuer, transferring some or all of such Shares to its affiliates or distributing some or all of such securities to such Reporting Person's respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable, exchangeable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Adviser may elect to continue to receive Shares in lieu of cash in respect of its management and performance fees. In addition, each of BUSI II-C, BIM, and the Adviser has elected and may continue to receive distributions in Shares pursuant to the Issuer's DRIP. Any such transactions may be made by the Reporting Persons at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's cash flow and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Schedule 13D, including with regards to certain of its affiliates and employees pursuant to the Advisory Agreement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Calculations of the percentage of Shares beneficially owned assumes that there were 93,030,160 Shares outstanding as of December 23, 2025.

As of December 23, 2025, (i) BUSI II-C directly holds 29,897,862 Shares, 27,035,946 of which are designated as Class I Shares and 2,861,916 of which are designated as Class E Shares; (ii) BIM directly holds 72,751 Shares, all of which are designated as Class E Shares; and (iii) the Adviser directly holds 525,242 Shares, all of which are designated as Class I Shares.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of each of the cover pages of this Schedule 13D, and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than BUSI II-C, BIM, and the Adviser to the extent they directly hold the Issuer securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) of the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons have engaged in any transaction during the past 60 days from December 23, 2025 in any Shares.

On October 30, 2025, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on October 30, 2025 and were paid on or about November 19, 2025. With respect to the Shares directly held by BIM and the Adviser, these distributions were reinvested in an additional Class E Shares and Class I Shares, respectively, pursuant to the DRIP.

Pursuant to the terms of the Advisory Agreement, the Adviser has elected to receive its management fee to date in Shares of the Issuer. As payment of its management fee under the terms of the Advisory Agreement, on October 31, 2025 the Issuer issued 100,627 Shares designated as Class I Shares to the Adviser.

On November 24, 2025, the Issuer issued 26,862,938 Class I Shares and 2,353,305 Class E Shares to BUSI II-C in exchange for the redemption of 26,862,938 Class I-1 OP Units and 2,353,305 Class E OP Units, respectively, pursuant to the Redemption Agreement.

On November 26, 2025, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on November 26, 2025 and were paid on or about December 19, 2025. With respect to the Shares directly held by BUSI II-C, BIM and the Adviser, these distributions will be reinvested in an additional Class E Shares and Class I Shares, respectively, pursuant to the DRIP.
Other persons with the right to receive dividends or sale proceeds:
The information in Item 4 of this Schedule 13D is incorporated herein by reference.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:

Redemption Agreement

On November 24, 2025, the Issuer issued 26,862,938 Class I Shares and 2,353,305 Class E Shares to BUSI II-C in exchange for the redemption of 26,862,938 Class I-1 OP Units and 2,353,305 Class E OP Units, respectively, pursuant to the Redemption Agreement. This description of the Redemption Agreement is not intended to be complete and is qualified in its entirety by reference to the Redemption Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Third Amended and Restated Advisory Agreement

The Issuer, the Operating Partnership and the Adviser are parties to that certain Third Amended and Restated Advisory Agreement, dated as of August 11, 2025, as amended by Amendment No. 1 to Third Amended and Restated Advisory Agreement, dated as of November 11, 2025 (as amended, the "Advisory Agreement"). As compensation for its services provided pursuant to the Advisory Agreement, the Issuer pays the Adviser a management fee equal to 1.25% of NAV for its Class T, Class S, Class D, Class I and Class C Shares (collectively, the "Participating Shares") per annum payable monthly, and the Operating Partnership pays the Adviser a management fee equal to 1.25% of Operating Partnership's NAV of its Class T, Class T-1, Class S, Class S-1, Class D, Class D-1, Class I, Class I-1 and Class C OP Units held by unitholders other than the Issuer (collectively, the "Participating Units") per annum payable monthly. In addition, the Issuer and the Operating Partnership will pay the Adviser a management fee equal to 1.25% of the aggregate DST Property (as defined the Advisory Agreement) consideration per annum payable monthly for all DST Properties subject to the FMV Option (as defined the Advisory Agreement) held by the Operating Partnership. For avoidance of doubt, the Adviser does not receive a duplicative management fee with respect to any DST Property. In calculating the management fee, the Issuer and the Operating Partnership use the NAV of the Issuer and the Operating Partnership before giving effect to any accruals for the management fee, the performance fee, the stockholder servicing fee, the investor servicing fee or distributions payable on the Shares or OP Units. No management fee will be paid with respect to Class E Shares or Class E OP Units.

Pursuant to the Advisory Agreement, the Issuer pays the Adviser a performance fee equal to 12.5% of the total return, subject to a 5% hurdle amount and a high-water mark, with a catch-up with respect to the Participating Shares payable annually. The Issuer does not pay the Adviser a performance fee with respect to the Class E Shares and as a result, it is a class-specific expense. In addition, to the extent that the Operating Partnership issues Participating Units, the Operating Partnership will pay the Adviser a performance fee with respect to such Participating Units paid annually in an amount equal to 12.5% of the total return, subject to a 5% hurdle amount and a high-water mark, with a catch-up.

If the Adviser elects to receive any portion of the management and performance fees in Shares, the Adviser may elect at a later date to have the Issuer repurchase from the Adviser such Shares at a price per Share equal to the then-current transaction price for such Share in the Issuer's public offering. Such Shares will not be subject to the terms of the Repurchase Arrangement discussed below, the repurchase limits of the Issuer's share repurchase plan or any reduction or penalty for an early repurchase. If the Adviser elects to receive any portion of the management and performance fees in OP Units, the Adviser may elect at a later date to have the Operating Partnership repurchase such OP Units for cash unless the Issuer's board of directors determines that any such repurchase for cash would be prohibited by applicable law or the Issuer's charter, in which case such OP Units will be repurchased in exchange for Shares with an equivalent aggregate NAV.

This description of the Advisory Agreement is not intended to be complete and is qualified in its entirety by reference to the Advisory Agreement, which is filed as an exhibit hereto and incorporated by reference herein. Brookfield Share/OP Unit Repurchase Arrangement

The Issuer, the Operating Partnership and certain affiliates of BAM have entered into the Repurchase Arrangement, pursuant to which the Issuer and the Operating Partnership will offer to repurchase Shares or OP Units from the BAM and its affiliates, including the Reporting Persons, at a price per Share or OP Unit equal to the most recently determined NAV per Share or Unit immediately prior to each repurchase. BAM and its affiliates, including the Reporting Persons, have agreed to not seek repurchase of the Shares and OP Units that they own if doing so would bring the value of their aggregate equity holdings in the Issuer and the Operating Partnership below $50,000,000. BAM and its affiliates, including the Reporting Persons, may cause the Issuer to repurchase their Shares and OP Units (above the $50,000,000 minimum), in an amount equal to the sum of (a) the amount available under the Issuer's share repurchase plan's 2% monthly and 5% quarterly caps (after accounting for third-party investor repurchases) and (b) 25% of the amount by which net proceeds from the Issuer's public and private offerings of Shares for a given month exceed the amount of repurchases for such month pursuant to the Issuer's share repurchase plan. The Issuer will not effect any such repurchase during any month in which the full amount of all Shares requested to be repurchased by third-party investors under its share repurchase plan is not repurchased.

This description of the Repurchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Repurchase Agreement, which is filed as an exhibit hereto and incorporated by reference herein. Distribution Reinvestment Plan

The Issuer has adopted the DRIP, whereby certain holders of Shares (including each of BUSI II-C, BIM and the Adviser) will have their cash distributions automatically reinvested in additional Shares of common stock unless they elect to receive their distributions in cash. The per share purchase price for Shares purchased pursuant to the DRIP will be equal to the transaction price per Share in the Issuer's public offering at the time the distribution is payable, which will generally be equal to the Issuer's prior month's NAV per Share. Holders of Shares will not pay upfront selling commissions or dealer manager fees when purchasing shares pursuant to the DRIP.

This description of the DRIP is not intended to be complete and is qualified in its entirety by reference to the DRIP, which is filed as an exhibit hereto and incorporated by reference herein.

The information in Item 4 of this Schedule 13D is incorporated herein by reference

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated as follows:
1. Joint Filing Agreement, dated December 23, 2025, among the Reporting Persons*
2. Redemption Agreement, dated November 24, 2025, by and among BUSI II-C L.P., Brookfield Real Estate Income Trust Inc., Brookfield REIT OP GP LLC, and Brookfield REIT Operating Partnership L.P. (filed as Exhibit 2 to the Issuer's Schedule 13D filed on December 2, 2025 and incorporated herein by reference)
3. Third Amended and Restated Advisory Agreement, dated August 11, 2025, by and among Brookfield Real Estate Income Trust Inc., Brookfield REIT Operating Partnership L.P. and Brookfield REIT Adviser LLC (filed as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2025 and incorporated herein by reference)
4. Amendment No. 1 to Third Amended and Restated Advisory Agreement, dated November 11, 2025, by and among Brookfield Real Estate Income Trust Inc., Brookfield REIT Operating Partnership L.P. and Brookfield REIT Adviser LLC (filed as Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-Q filed on November 12, 2025 and incorporated herein by reference)
5. Distribution Reinvestment Plan (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-11 filed on June 17, 2025 and incorporated herein by reference)
6. Brookfield Share/OP Unit Repurchase Arrangement (filed as Exhibit 4.1 to the Issuer's Quarterly Report on Form 10-Q filed on May 16, 2022 and incorporated herein by reference)
7. Power of Attorney for Melissa Lang*
8. Power of Attorney for Brian Hurley*
* Filed herewith.

## Signatures
- BROOKFIELD CORPORATION: By: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal & Regulatory (12/23/2025)
- BROOKFIELD HOLDINGS CANADA INC.: By: /s/ Swati Mandava, Swati Mandava, Vice President & Secretary (12/23/2025)
- BROOKFIELD CORPORATE TREASURY LTD.: By: /s/ Swati Mandava, Swati Mandava, Vice President & Secretary (12/23/2025)
- BROOKFIELD OAKTREE HOLDINGS CANADA INC.: By: /s/ Matt Herrington, Matt Herrington, President (12/23/2025)
- BROOKFIELD OAKTREE HOLDINGS, LLC: By: /s/ Richard Ting, Richard Ting, Authorized Signatory (12/23/2025)
- OCG NTR HOLDINGS, LLC: By: /s/ Michelle Campbell, Michelle Campbell, Director (12/23/2025)
- OCG NTR HOLDINGS SUB LLC: By: /s/ Michelle Campbell, Michelle Campbell, Director (12/23/2025)
- BUSI II GP-C LLC: By: /s/ Michelle Campbell, Michelle Campbell, Secretary (12/23/2025)
- BUSI II-C L.P.: by its general partner, BUSI II GP-C LLC, By: /s/ Michelle Campbell, Michelle Campbell, Secretary (12/23/2025)
- OAKTREE CAPITAL GROUP HOLDINGS GP, LLC: By: /s/ Richard Ting, Richard Ting, Managing Director and General Counsel (12/23/2025)
- BROOKFIELD ASSET MANAGEMENT LTD.: By: /s/ Kathy Sarpash, Kathy Sarpash, Managing Director, Legal & Regulatory and Corporate Secretary (12/23/2025)
- BROOKFIELD ASSET MANAGEMENT ULC: By: /s/ Kathy Sarpash, Kathy Sarpash, Vice President & Secretary (12/23/2025)
- BROOKFIELD US HOLDINGS INC.: By: /s/ Kathy Sarpash, Kathy Sarpash, Vice President & Secretary (12/23/2025)
- BROOKFIELD US INC.: By: /s/ Kathy Sarpash, Kathy Sarpash, Secretary (12/23/2025)
- BROOKFIELD PROPERTY MASTER HOLDINGS LLC: By: /s/ Michelle Campbell, Michelle Campbell, Attorney-in-Fact (12/23/2025)
- BROOKFIELD PROPERTY GROUP LLC: By: /s/ Michelle Campbell, Michelle Campbell, Attorney-in-Fact (12/23/2025)
- BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC: By: /s/ Michelle Campbell, Michelle Campbell, Attorney-in-Fact (12/23/2025)
- BIM CAPITAL LLC: By: /s/ Michelle Campbell, Michelle Campbell, Attorney-in-Fact (12/23/2025)
- BROOKFIELD REIT ADVISER LLC: By: /s/ Michelle Campbell, Michelle Campbell, Attorney-in-Fact (12/23/2025)